UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Healthways, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

422245100
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 14, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 422245100

1	NAME OF REPORTING PERSON North Tide Capital Master, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,425,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,425,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,425,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 422245100

1	NAME OF REPORTING PERSON North Tide Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,850,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,850,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 422245100

1	NAME OF REPORTING PERSON Conan Laughlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,850,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,850,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP NO. 422245100

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 14, 2014, North Tide delivered a letter to the Board of Directors of the Issuer (the “Board”).  In the letter, North Tide stated that while it sincerely appreciates the open dialogue that the Board has maintained with North Tide over the last two months, North Tide is shocked by the Board’s blatant laissez-faire attitude toward the need for change at the Issuer and unwavering support for CEO Ben Leedle despite the substantial value destruction that shareholders have suffered during his tenure. In the letter, North Tide emphasized its serious concerns regarding: (i) the Board’s failure to hold Mr. Leedle accountable for his continued operational shortcomings or meaningfully respond to the serious concerns that North Tide raised in its December 2, 2013 letter to the Board and in North Tide’s ensuing private conversations with Chairman John Ballantine; (ii) the Board’s failure to address the severe underperformance and decline of the Issuer’s core health and wellness operations, which has been masked to a large extent by the success of the Silver Sneakers business; and (iii) the current Board members’ seeming unwillingness to act as unbiased stewards in their service to the Issuer’s shareholders and set a new direction for the Issuer to reverse the years of disappointment to which shareholders have unfortunately grown accustomed.  North Tide stated in the letter that it currently intends to pursue all available options to effect necessary leadership change at the Issuer, including, but not limited to, nominating a slate of directors at the Issuer’s 2014 annual meeting of shareholders, in order to ensure that the best interests of all shareholders are properly represented in the boardroom.

A copy of North Tide’s letter to the Board is attached as Exhibit 99.3 hereto and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.3	Letter to the Board of Directors of Healthways, Inc., dated January 14, 2014.

CUSIP NO. 422245100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2014	North Tide Capital Master, LP

	By:	North Tide Capital GP, LLC, its General Partner

	By:	/s/ Conan Laughlin
		Name:	Conan Laughlin
		Title:	Manager

North Tide Capital, LLC

By:	/s/ Conan Laughlin
	Name:	Conan Laughlin
	Title:	Manager

/s/ Conan Laughlin
Conan Laughlin